
October 28, 2022

John McDonald
Chief Executive Officer
Upland Software, Inc.
401 Congress Avenue, Suite 1850
Austin, TX 78701

      Re: Upland Software, Inc.
          Registration Statement on Form S-3
          Filed October 21, 2022
          File No. 333-267973

Dear John McDonald:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Joshua Shainess, Legal Branch Chief, at 202-551-7951 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: John Hensley